SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 5

ARQULE, INC.
(Name of Subject Company (Issuer))

Argon Merger Sub, Inc.
a wholly-owned subsidiary of

Merck Sharp & Dohme Corp.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

04269E107
(CUSIP Number of Class of Securities (Underlying Common Stock))

Geralyn S. Ritter
Senior Vice President and Corporate Secretary Merck & Co., Inc.
2000 Galloping Hill Road Kenilworth, NJ 07033
(908) 740-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Catherine J. Dargan, Esq.
Michael J. Riella, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
+1 (202) 662 6000

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$2,774,378,700.00	$360,114.36

*
Estimated solely for purposes of calculating the filing fee.  This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of ArQule, Inc. (“ArQule”), at a purchase price of $20.00 per share, net to the seller in cash, without interest and less any applicable tax withholding.  As of December 12, 2019 (the most recent practicable date): (i) 120,873,271 shares of ArQule common stock were issued and outstanding, (ii) no shares of ArQule common stock were held by ArQule in its treasury, (iii) 12,469,512 shares of ArQule common stock were subject to outstanding ArQule stock options, (iv) no shares of ArQule common stock were subject to outstanding ArQule restricted stock unit awards, (v) warrants to purchase an aggregate of 5,361,556 shares of ArQule common stock were outstanding, and (vi) rights to purchase a maximum of 14,596 shares of ArQule common stock during the final offering period were outstanding under ArQule’s 2018 Employee Stock Purchase Plan.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $360,114.36	Filing Party: Argon Merger Sub, Inc. and Merck Sharp & Dohme Corp.
Form or Registration No.: Schedule TO-T	Date Filed: December 17, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 17, 2019 (together with any amendments and supplements thereto, the “Schedule TO”), by Argon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of ArQule, Inc., a Delaware corporation (“ArQule”), at a purchase price of $20.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1-9; 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 P.M., New York City Time, on January 15, 2020, (such date and time, the “Expiration Time”), and was not extended.  The Depositary has advised that, as of the Expiration Time, 103,394,298 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 75.3% of the sum of (a) all Shares then outstanding at the Expiration Date and (b) all Shares that ArQule would be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or be issued Shares ((including all then outstanding ArQule stock options and unexercised warrants to purchase Shares), regardless of the conversion or exercise price or other terms and conditions thereof).  Accordingly, the Minimum Condition has been satisfied.  Purchaser has accepted, and has stated that it will as promptly as practicable on or after the Expiration Date pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL, without a vote of stockholders of ArQule.  Accordingly, following completion of the Offer, Parent and Purchaser effected the Merger in accordance with Section 251(h) of the DGCL in which Purchaser merged with and into ArQule, with ArQule surviving the Merger and continuing as a wholly-owned subsidiary of Parent.  In the Merger, each Share outstanding (other than (i) Shares held in the treasury of ArQule or owned by Parent or Purchaser or any of their respective direct or indirect wholly-owned subsidiaries immediately prior to the Effective Time and (ii) Shares as to which appraisal rights have been perfected in accordance with the DGCL) was cancelled and converted into the right to receive an amount of cash equal to the Offer Price, without interest and less any applicable tax withholding.  The Shares are expected to cease to trade on Nasdaq prior to the opening of business on January 16, 2020, and will be delisted from Nasdaq and deregistered under the Exchange Act.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(A)	Press release issued by Merck & Co., Inc., dated January 16, 2020.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Argon Merger Sub, Inc.

By:	/s/ Faye C. Brown
	Name:	Faye C. Brown
	Title:	Assistant Secretary

Merck Sharp & Dohme Corp.

By:	/s/ Sunil A. Patel
	Name:	Sunil A. Patel
	Title:	Senior Vice President, Corporate Development

Date: January 16, 2020